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Exhibit 1.A(11)

                    UNITED INVESTORS LIFE INSURANCE COMPANY

                      DESCRIPTION OF ISSUANCE, TRANSFER
                         AND REDEMPTION PROCEDURES FOR
               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                     Pursuant to Rule 6e-3(T)(b)(12)(iii)


This document sets forth the administrative procedures that will be followed by United Investors Life Insurance Company ("United Investors" or the "Company") in connection with the issuance of a Flexible Premium Variable Life Insurance Policy, (the "Policy"), the transfer of assets held thereunder, and the redemption by Owners of their interests in such Policy.

I. PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF POLICIES

   1. Premium Payments and Underwriting

      Premiums for the Policies will not be the same for all owners of Policies ("Owners"). An Initial Premium, together with a completed application satisfactory to the Company, must be received by the Company before a Policy will be issued. The Company requires that the Initial Premium for a Policy be at least equal to the Minimum Monthly Premium for the Policy. (The Minimum Monthly Premium is the amount of premium required to keep the Death Benefit Guarantee in effect based on the requested Initial Face Amount, the issue age, sex and risk class of the Insured and charges under the Policy.)

      Following the Initial Premium, additional premiums in the amount of $25.00 may be paid at any time, subject to the limitations below. An Owner may establish a scheduled of planned periodic premiums which will be billed by the Company at regular intervals or may set up monthly bank drafts for premium payments. Failure to pay planned periodic premiums, however, will not itself cause the Policy to lapse.

      An Owner may make unscheduled premium payments at any time in any amount, or skip planned periodic premium payments, subject to the following limitations. Every premium payment must be at least $25. In no event may the total of all premiums paid in any Policy

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year exceed the current maximum premium limitations for that year established by
Federal tax laws or by the Company.

     If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by Federal tax law.

     A Policy will remain in force as long as the Net Cash Surrender Value is sufficient to cover the Monthly Deduction or as long as the Death Benefit Guarantee is in effect. The Death Benefit Guarantee will remain in effect as long as the sum of the premiums paid minus any partial surrenders and any Loan Balance equals or exceeds the Minimum Monthly Premium multiplied by the number of months the Policy is in force. The amount of a premium, if any, that must be paid to keep the Policy in force depends upon the Policy Value of the Policy, which in turn depends on such factors as the investment experience and the cost of insurance charge. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each Insured. The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that each Insured incurs an insurance rate commensurate with his or her mortality risk which is actuarially determined based on such factors as attained age, sex and risk class. Accordingly, while not all Insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all Insureds in a given actuarial category.

     Current cost of insurance expectations as to future mortality experience. For standard risk classes, the cost of insurance


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rates are guaranteed not to exceed the rates set forth in the 1980 Commissioners
Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker, Age
Last Birthday.

        The Policies will be offered and sold pursuant to established mortality structure and underwriting standards and in accordance with state insurance laws. State insurance laws may prohibit unfair discrimination among Insureds but recognize that premiums may be based upon factors such as age, sex, health and occupation.

        2. Application and Initial Premium Processing

        Upon receipt of a completed application, the Company will follow certain insurance underwriting (e.g., evaluation of risks) procedures designed to determine whether the Proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the Proposed Insured before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed.

        Insurance coverage under a Policy (except for coverage provided in a Temporary Insurance Agreement) will begin when the Policy is delivered and the initial premium has been received prior to the Insured's death or prior to any change in health as shown in the application. The Policy Date is the date the Company issues the Policy. Policy Anniversaries, Policy Years and Policy Months are measured from the Policy Date.

        On the Policy Date, the initial Net Premium plus any interest accrued prior to that date will be allocated in accordance with the allocation percentages specified in the application.

        The Minimum Face Amount at issue for ages 0 - 50 is $100,000 for the Preferred Risk Class, and $75,000 for Nontobacco and Tobacco Risk Class. The Minimum Face amount at issue for all Risk Classes age 51 and up is $50,000.

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        3. Reinstatement Procedures

        The Policy may be reinstated within five years after lapse during the Insured's lifetime and before the Maturity Date unless the Policy has been surrendered. A Policy will be reinstated upon receipt by the Company of a written application for reinstatement, evidence of insurability satisfactory to the Company, and payment of sufficient premium equal to the total following amounts:

        1. the amounts that would have been required for the Policy to continue in force without entering a Grace Period, and for each month during the Grace Period at the end of which the Policy terminated; and

        2. the amount that will be required for the Policy to continue in force without entering a Grace Period for three months after the Reinstatement Date.

     The Policy Value on the date of reinstatement will be equal to the Policy Value on the Monthly Anniversary when the Policy lapsed. The effective date of reinstatement will be the Monthly Anniversary on or following the date the Company approves the application for reinstatement. The surrender charge on the date of reinstatement will be counted from the original Policy Date.

II.  REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

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1. Surrenders and Partial Surrenders

   At any time during the lifetime of the Insured and while a Policy is in effect, the Owner may surrender the Policy or make a partial surrender under the Policy by sending a written request to the Company. The amount available for surrender is the Cash Surrender Value, less any Loan Balance, at the end of the valuation period during which the surrender request is received by the Company, subject to the limits described below. Amounts payable from the Variable Account upon surrender or a partial surrender will ordinarily be paid within seven days of receipt of the written request, although payments may be postponed under certain circumstances.

   If the Policy is being surrendered, the Policy must be returned to the Company along with a written request to surrender the Policy. If the Policy is surrendered prior to the end of the 16th Policy Year or the end of the 16th year following an increase in Face Amount, a surrender charge will be made. The surrender charge varies based on the Insured's age at issue (or on the effective date of any increase). This surrender charge is a specified dollar amount per $1,000 of Face Amount and is based on the Policy Year of surrender. A table of surrender charges is included in the Policy.

   The minimum partial surrender amount is $100. The maximum partial surrender amount is the Net Cash Surrender Value less $300. The Company will make a surrender charge when a partial surrender is made. The surrender charge will be equal to the lesser of $25 or 2% of the partial surrender amount plus a portion of the surrender charge equal to the percentage of the Net Cash Surrender Value being withdrawn multiplied by the surrender charge then in effect.

   The Owner may choose to allocate the amount surrendered (including any surrender charges) among specific Investment Divisions of the Variable Account and the Fixed Account.


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If no allocation is specified, then the partial surrender amount (including any surrender charges) will be allocated among the Investment Divisions of the Variable Account and the Fixed Account in the same proportion that their values bears to the total unloaned Policy Value.

   The Death Benefit will be affected when a partial surrender is made. If Death Benefit Option A is in effect, then a partial surrender will decrease the face amount by an amount equal to the partial surrender amount (including any surrender charges). If the Death Benefit is based on a percentage of the Policy Value, then a partial surrender will decrease the Face Amount by the amount by which the partial surrender (including any surrender charges) exceeds the difference between the Death Benefit and the Face Amount. If Death Benefit Option B is in effect, the total Death Benefit is also reduced by the partial surrender amount (including any surrender charges), but the Face Amount will not change.

   The Face Amount remaining in force after a partial surrender may not be less than $50,000. Any request for a partial surrender that would reduce the Face Amount below this amount will not be implemented. If the Face Amount has been increased, any partial surrender will reduce the Face Amount starting with the most recent increase and continuing in the reverse order in which increases were made. If any reduction is left after all Face Amount increases have been reduced, it will be used to reduce the Initial Face Amount. The Company may limit the number of times partial surrenders may be made but this limit will not be less than one.

   B.  Change in Face Amount

   The Owner may increase or decrease the Face Amount of a Policy (without changing the Death Benefit Option) once each Policy Year after the first Policy Anniversary. A written request is required for a change in the Face Amount. Any change is subject to the following


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conditions:

   1. Any decrease will become effective on the Monthly Anniversary on or next following receipt of the written request.

   2. The Face Amount may not be decreased below $50,000.

   Face Amount decreases will be used to reduce any Face Amount increases then in effect, starting with the most recent increase and continuing in the reverse order in which increases were made. If any decrease is remaining, it will be used to reduce the Initial Face Amount.

      For an increase in the Face Amount, the Company requires that satisfactory evidence of insurability be submitted and that any additional premium for the increase is paid. If approved, the increase will become effective as of the Monthly Anniversary following the day the application for increase is approved by the Company. In addition, the Insured must have an attained age of not greater than 75 on the effective date of the increase. The increase may not be less than $25,000.

   C.  Change in Death Benefit Option

   After the first Policy Anniversary, the Owner may request in writing to change the Death Benefit Option. If the request is to change from Option A to Option B, the Face Amount will be decreased by the amount of the Policy Value. If the request is to change from Option B to Option A, the total Death Benefit will remain the same and the Face Amount will be increased by the amount of the Policy Value. The effective date of a change will be the Monthly Anniversary on or following the date the Company approves the request for the change. The Death Benefit Option may be changed once each Policy Year.

   D.  Benefit Claims

   While the Policy remains in force, the Company will usually pay a Death Benefit to the

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named beneficiary in accordance with the designated Death Benefit Option within seven days after receipt of due proof of death of the Insured. Payment of Death Benefits may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings.

   The amount of the Death Benefit is determined at the end of the valuation period during which the Insured dies. The amount of the Death Benefit will never be less than the current Face Amount of the Policy as long as the Policy remains in force. The proceeds will be reduced by any outstanding Loan Balance. The Death Benefit may exceed the Face Amount of the Policy depending on the Death Benefit Option in effect, the Policy Value of the Policy and the applicable percentage in effect at the date of death. The appliable percentage is shown in a Table of Death Benefit Factors in the Policy. Under Option A, the Death Benefit is the greater of the Face Amount or the Policy Value on the date of death multiplied by the applicable percentage. Under Death Benefit Option B, the Death Benefit is equal to the Face Amount plus the Policy Value on the date of death or, if greater, the applicable percentage (as per Option A) multiplied by the Policy Value on the date of death.

   If the Insured is living on the Maturity Date (the Policy Anniversary on or next following the Insured's 100th birthday), the Company will pay in a lump sum the Policy Value of the Policy less any Loan Balance.

   Death Benefit proceeds may be paid in single sum or under one of the Payment Options described in the Policy. The election may be made by the Owner during the Insured's lifetime. If the election has not been made when the Beneficiary becomes entitled to the proceeds, the Beneficiary may elect a Payment Option.

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        5. Policy Loans

        The Owner may, by written request to the Company, borrow an amount up to the Maximum Loan Value of the Policy, with the Policy serving as sole security for such loan. The Maximum Loan Value is 90% of the Policy Value less surrender charges. The minimum amount that may be borrowed is $200. Any amount due to an Owner under a loan ordinarily will be paid within seven days after the Company receives the loan request, although payments may be postponed under certain circumstances.

        When a loan is made, the amount of the loan plus any loan interest will be transferred to the Fixed Account as security for the loan. Unless the Owner requests a different allocation, amounts will be transferred from the Investment Divisions of the Variable Account to the Fixed Account in the same proportion that the value of each Investment Division bears to the Variable Account Value. Loaned amounts transferred to the Fixed Account will accrue interest daily at a minimum effective annual rate of at least 4%. The Company may also credit additional interest on the portion of the Loan Balance which does not exceed the Policy Value minus the total premiums paid.

        A Policy Loan may be repaid in whole or in part at any time prior to the death of the Insured and as long as a Policy is in effect. Repayment must be made in an amount of at least $200 or the outstanding Loan Balance if less. When a loan repayment is made, payments will be allocated according to the premium allocation instructions then in effect, unless the Owner specifies otherwise.

III.  TRANSFERS

        The Variable Account currently has 11 Investment Divisions. Under the Company's current rules, the Owner may transfer values among the Investment Divisions or to the Fixed

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Account up to 12 times per Policy Year. Transfers from the Fixed Account to the
Investment Divisions of the Variable Account are allowed once per Policy Year. If a transfer is made from the Fixed Account to a variable Investment Division, a transfer from the variable Investment Division to the Fixed Account may not be made for six months.

   Transfers may be made in a satisfactory written request or by telephone (if written authorization is on file). Transfers must be in amounts of at least $100 or, if smaller, the Policy Value held in the Investment Division or the Fixed Account. The amount transferred from the Fixed Account to the variable Investment Divisions may not exceed the greater of 25% of the prior Policy Year's Fixed Account Value or the amount of the prior Policy Year's Fixed Account transfer. The Company will effectuate transfers and determine all values in connection with transfers as of the end of the valuation period during which the transfer request is received.

   The Company currently intends to continue to permit transfers for the foreseeable future. The Company may suspend or modify the transfer privilege at any time with the necessary approval of the SEC, including the minimum amount transferable, the ability to transfer amounts to the Fixed Account, and the frequency of such transfers.

   The Owner may direct the Company to automatically transfer amounts on a monthly basis from the Money Market Investment Division to any other Investment Division of the Variable Account. This service is intended to allow the Owner to utilize Dollar Cost Averaging (DCA), a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that DCA will result in a profit or protect against loss in a declining market. The minimum transfer amount is $100 (or $25 for each Investment Division selected).



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IV. REFUNDS

      A.  Right to Examine Policy Period

      The Owner may cancel a Policy within 20 days after receiving it, or within 45 days after the application was signed, whichever is latest. If a Policy is canceled within this time period, a refund will be paid. The refund will equal all premiums paid under the Policy, or the amount required by state law if different.

      B.  Suicide

      In the event the Insured commits suicide, whether sane or insane, within two years of the Policy Date, the amount payable will be limited to the return of premiums paid, less any Loan Balance and any partial surrenders. In the event of suicide within two years of the effective date of any increase in Face Amount, the Death Benefit for that increase will be limited to the excess, if any, of the Net Amount At Risk on the date of death over the corresponding amount in effect just prior to the increase, and increased by the total monthly cost of insurance charges deducted for this excess.

      C.  Incontestability Clause

      The Policy is incontestable after it has been in force for two years from the Policy Date during the lifetime of the Insured. An increase in the Face Amount or addition of a rider after the Policy Date is incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the Insured. If the Policy is reinstated, a new two year contestable period (apart from any remaining contestable period) will apply during the lifetime of the Insured for two years after the effective date of the reinstatement and will apply only to statements made in the application for reinstatement.

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      D.  Misstatement of Age or Sex

          If the age or sex of the Insured has been misstated in the application, the amount of the Death Benefit will be that which the most recent cost of insurance charge would have purchased for the correct age or sex.

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